Exhibit 99.1

AuRico Gold Announces 2015 Operational Outlook

Guiding for Another Record Year with Gold Production Growth of up to 14%;
Cash Costs per Ounce Reduction of up to 13%; Capital Investment Reduction of up to 36%

TORONTO, Feb. 19, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") announces operational and capital investment estimates for 2015 that includes significant production growth from the cornerstone Young-Davidson mine. The Young-Davidson operation begins the year at the mid-point of its planned ramp-up, increasingly positioning the operation for growing profitability and a growing net free cash flow stream going forward.

All amounts are in U.S. dollars unless otherwise indicated. This release contains forward looking information and reference is made to the cautionary statement below.

2015 Operational Estimates

In 2015, company-wide production is expected to be in the range of 225,000 to 255,000 gold ounces, an increase of up to 14% over the prior year. Production growth is primarily driven by quarter over quarter production increases from the cornerstone Young-Davidson mine. Company-wide cash costs are expected to decrease by up to 13% to between $675 and $775 per ounce while all-in sustaining costs are expected to decrease by up to 17% to between $1,000 and $1,100 per ounce. Capital investment requirements at our operations are expected to decline by up to 36% over the previous year and are estimated to be between $102.5 and $115 million. It is anticipated that annual production will continue to grow year over year as annual capital investment requirements and all-in sustaining costs per ounce correspondingly decline.

To view "Growing Production With a Corresponding Decrease in Costs and Capital Investment", please click: http://files.newswire.ca/975/2015_Guidance_Charts.pdf

"In 2015 we will continue to build on the successes that we have achieved over the past two years. The disciplined ramp-up of the underground mine at Young-Davidson is expected to continue and drive production growth of up to 15% at this cornerstone asset along with a corresponding decrease in underground cash costs of up to 17%. These operational improvements, combined with a significant decrease of up to 37% in capital investment requirements at Young-Davidson are expected to position Young-Davidson for growing net free cash flow streams." stated Scott Perry, President and Chief Executive Officer. He continued, "Company-wide, AuRico begins 2015 uniquely positioned among our peer group with an organic production growth profile, declining costs and lower capital investment requirements. During the year, the Company will also continue to focus on surfacing additional value at our Canadian development projects in British Columbia and Manitoba."

2015 Operational Estimates[1]

Gold Production (ounces)	Low	High
Young-Davidson	160,000	180,000
El Chanate	65,000	75,000
Total Production	225,000	255,000
Cash Costs per Ounce
Young-Davidson
Underground Mine	$600	$700
Historical Open Pit Stockpile Inventory (see note below)	$1,100	$1,200
Young-Davidson Total	$675	$775
El Chanate	$675	$775
Total Cash Costs per Ounce	$675	$775
Note: For cash flow purposes, cost to process historical open pit stockpile inventory is approx. $800 per ounce
All-in Sustaining Costs per Ounce
Young-Davidson	$950	$1,050
El Chanate	$950	$1,050
Total All-in Sustaining Costs per Ounce[2,3]	$1,000	$1,100
Capital Investment Program ($000s)
Young-Davidson
Growth Capital	$40,000	$45,000
Sustaining Capital	$45,000	$50,000
Total Capital Investment - Young-Davidson	$85,000	$95,000
El Chanate
Sustaining Capital	$17,500	$20,000
Total Capital Investment - El Chanate	$17,500	$20,000
Total Capital Investment	$102,500	$115,000
Exploration Drilling Programs ($000s)
Kemess Development Project	$5,000	$10,000
Lynn Lake Development Project	$5,000	$10,000
Mexico Properties	$2,000	$3,000
General and Administrative ($000s)[4]
Corporate G&A	$15,000
Crocodile Gold Royalty Asset
Upfront Cash Receipt (January 2015)	$17,000
Annual NSR Revenue Estimates (Payable in Quarterly Instalments)	$2,500

1.	The following currency assumptions were used to forecast 2015 estimates: 0.85:1 US dollar to the Canadian dollar and 14.0:1 Mexican pesos to the US dollar.
2.	Company-wide all-in sustaining costs are defined as cash costs, sustaining capital, corporate general and administrative expense, excluding stock-based compensation and other non-cash items, and sustaining exploration.
3.	Sustaining capital is defined as capital expenditures required to maintain current levels of production.
4.	Does not include share-based compensation and other non-cash expenses.

Young-Davidson

The Young-Davidson mine is expected to deliver another year of production growth along with declining costs as the underground mine continues to ramp-up to planned levels. The declining capital investment requirements and growing production will underpin the operation's net free cash flow stream going forward.

•	Production at Young-Davidson is expected to increase by approximately 15% to between 160,000 and 180,000 gold ounces, which is underpinned by increasing underground productivity throughout the year as the mine ramps-up from 4,000 tonnes per day to the year-end exit rate of 6,000 tonnes per day.
•	During January, the mill facility was offline for a 5-day period for a budgeted mill reline, and consequently the Company expects production to be approximately 40,000 ounces in the first quarter and then increase gradually over the balance of the year.
•	Underground unit mining costs are expected to decline by 10-20% over the prior year average, underpinned by increasing underground productivity throughout the year.
•	Underground cash costs are expected to decline by up to 17% to between $600 and $700 per gold ounce as underground productivity continues to ramp-up throughout the year.
•	All-in sustaining costs are expected to decline to between $950 and $1,050 per gold ounce as production increases and costs continue to decline.
•	Capital investment requirements are expected to decrease by approximately 37% to between $85 and $95 million as growth capital requirements continue to decline.

El Chanate

•	Production is expected to be between 65,000 and 75,000 ounces, in-line with prior year production levels.
•	Cash costs are expected to be between $675 and $775 per ounce.
•	All-in sustaining costs are expected to be between $950 and $1,050 per ounce.
•	Capital investment requirements are expected to decrease by up to 33% over the prior year, primarily as a result of reduced stripping requirements.
•	In 2015, the Company will focus drilling on the Company's expanded land package located along the prospective El Chanate Trend.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the risk that mining operations do not meet expectations; the risk that projects will not be developed according to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or Ejido title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and ability to do so on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners.

In particular, forward-looking information included in this document includes, but is not limited to: (1) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (2) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; (3) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, and (4) reserves and resources which are forward looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2015/02/19/20150219_C9746_DOC_EN_43381.pdf

%CIK: 0001078217

For further information:

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President and Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:34e 19-FEB-15